Exhibit (a)(5)(v)

Investor Contact:	Laura Graves
Polycom, Inc.
1.408.586.4271
laura.graves@polycom.com

Press Contact:	Shawn Dainas
Polycom, Inc.
1.408.586.3768
shawn.dainas@polycom.com

Polycom Reports Preliminary Results of Modified Dutch Auction Tender Offer

Polycom Expects to Acquire 27.4 Million Shares at $10.40 Per Share

SAN JOSE, Calif. - October 31, 2013 – Polycom, Inc. (Nasdaq: PLCM), the global leader in open, standards-based unified communication and collaboration (UC&C), today announced the preliminary results of its modified “Dutch Auction” self-tender offer for the purchase of up to $250 million in value of its common stock, which expired at 5:00 p.m., New York City time, on Wednesday, October 30, 2013.

Based on the preliminary count by Computershare Trust Company, N.A, the depositary for the tender offer, a total of 27,484,654 shares of Polycom’s common stock were properly tendered and not properly withdrawn at or below the final purchase price of $10.40 per share, including 15,051,916 shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, Polycom expects to accept for purchase 27,446,794 shares of its common stock at a purchase price of $10.40 per share, for an aggregate cost of approximately $285.4 million, excluding fees and expenses relating to the tender offer. The 27,446,794 shares expected to be purchased in the tender offer represent approximately 16 percent of Polycom’s currently issued and outstanding shares of common stock. Based on these preliminary numbers, Polycom anticipates that following settlement of the tender offer, it will have approximately 143 million shares outstanding. The total amount of shares expected to be purchased in the tender offer includes Polycom’s right to upsize the tender offer by up to 2 percent of its outstanding shares. The determination of the final number of shares to be purchased and the final price per share is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn.

Due to the oversubscription of the tender offer, Polycom expects to accept for purchase approximately 99.9 percent of the shares properly tendered and not properly withdrawn at or below the purchase price of $10.40 per share by each tendering stockholder (other than “odd lot” holders whose shares will be purchased on a priority basis).

The number of shares to be purchased and the price per share are preliminary. The actual number of shares validly tendered and not withdrawn, the actual number of shares to be purchased and the final price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase, and the return of all other shares tendered and not purchased, will occur promptly thereafter. Payment for shares will be made in cash, less any applicable withholding taxes and without interest.

About Polycom, Inc.

Polycom is the global leader in open, standards-based unified communications and collaboration (UC&C) solutions for voice and video collaboration, trusted by more than 415,000 customers around the world. Polycom solutions are powered by the Polycom® RealPresence® Platform, comprehensive software infrastructure and rich APIs that interoperate with the broadest set of communication, business, mobile and cloud applications and devices to deliver secure face-to-face video collaboration in any environment. Polycom and its ecosystem of over 7,000 partners provide truly unified communications solutions that deliver the best user experience, highest multi-vendor interoperability, and lowest TCO. Visit www.polycom.com or connect with us on Twitter, Facebook, and LinkedIn to learn how we’re pushing the greatness of human collaboration forward.

Forward Looking Statements

This release contains forward-looking statements, including those regarding Polycom’s expectation of the number of shares to be purchased and the price at which such shares will be purchased. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the actual number of shares to be purchased and the price at which shares are ultimately purchased to differ materially and adversely from the number and amount expressed in the forward-looking statements in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to Polycom’s expectations as of the date hereof. Polycom disclaims any intent or obligations to update these forward-looking statements.

© 2013 Polycom, Inc. All rights reserved. POLYCOM®, the Polycom logo, and the names and marks associated with Polycom’s products are trademarks and/or service marks of Polycom, Inc. and are registered and/or common law marks in the United States and various other countries. All other trademarks are property of their respective owners.